November 10, 2010
  Ms. Tracey Houser
  United States Securities and Exchange Commission
  Division of Corporate Finance
  100 F. Street, N.E., Mail Stop 4631
  Washington, D.C. 20549-4631

Re:
Artio Global Investors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010
Definitive Proxy Statement on Schedule 14A Filed March 26, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 1-34457

Dear Ms. Houser:

This letter sets forth the responses of Artio Global Investors Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) received by letter to Francis Harte dated October 27, 2010 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto, including references to prior disclosure as well as proposed revised disclosure for future filings.

We received the Comment Letter four business days prior to our planned filing date for our Form 10-Q for the quarter ended September 30, 2010.  Where applicable, we endeavored to include responsive disclosure in that Form 10-Q, which was filed with the Securities and Exchange Commission on November 2, 2010.  We have also indicated in this letter where such language was included in that Form 10-Q.  References to revised disclosure included in that Form 10-Q indicate the Company’s proposed revised disclosure for future filings.

1. Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 39

1.  Please disclose in future filings the approximate number of holders of your class B common stock.  Refer to Item 201(b)(1) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  Richard Pell and Rudolph-Riad Younes are the only two holders of Class B shares of the Company’s common stock.  In future filings we will clarify that these are the only two holders of the Company’s Class B shares.

Prior Disclosure:  As of March 1, 2010, there were approximately 83 shareholders of record of our Class A common stock and one shareholder of record for our Class C common stock.

Proposed Revised Disclosure for Future Filings:  As of [date], there were approximately [number] shareholders of record of our Class A common stock, two shareholders of record of our Class B common stock and one shareholder of record of our Class C common stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 42

  Assets under Management (“AuM”), page 47

2.  We note the discussions of client cash outflows and client cash inflows on pages 50 and 51. With a view towards future disclosure, please explain the reasons for such client cash outflows and inflows. In your discussion, please identify and disclose any known trends, events, demands, commitments, and uncertainties that may affect your revenues. Specifically, we note the more detailed analysis Glen Wisher provided to analysts during the second quarter of fiscal year 2010 conference call in his prepared remarks and in response to an analyst question. Please also note that to the extent a client notifies you prior to the filing of a periodic report that they intend to redeem a material amount of their investment or terminate their investment advisory contract with you, disclosure should be provided to investors about this known future event.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will provide, to the extent it may be material, and in the Form 10-Q for the quarter ended September 30, 2010, we have provided, additional disclosure regarding the flows of client assets and our views of the reasons contributing to such flows.  We can not always be certain of the reasons for withdrawal of assets or termination of accounts, although we recognize that the relative performance of our investment portfolios is a key factor in clients’ decision-making. Other reasons may include asset reallocations, changes in consultant, changes in risk appetite or changes in investment outlook.  Equally, we can not always be certain of the reasons for inflows of assets.

In general we do not believe it is appropriate to disclose redemption or termination notices from clients.  First, clients can sometimes delay or rescind the effectiveness of such notices, so disclosure of the notices may create an inaccurate picture of future asset flows.  Second, disclosure of only redemption or termination notices would provide a negatively skewed view of future flows without the disclosure of mandate wins or other anticipated increases in asset flows.  We believe it inappropriate to provide disclosure of anticipated asset inflows until such funds are actually received.  Accordingly, we believe our current procedure is the best alternative.  This entails comprehensive deliberations amongst the Disclosure Committee and the Management Committee in preparation for the Company’s quarterly earnings calls, and in connection with the drafting of our periodic reports.  This procedure  on two occasions has resulted in our early disclosure of extraordinary withdrawals.

Prior Disclosure: Changes to our AuM, the distribution of our AuM among our investment products and investment strategies, and the effective fee rates on our products, all affect our operating results from one period to another.

The amount and composition of our AuM are, and will continue to be, influenced by a variety of factors including, among other things:

●     investment performance, including fluctuations in both the financial markets and foreign currency exchange rates and our investment decisions;
● client cash flows into and out of our investment products;
● the mix of AuM among our various strategies; and
● our introduction or closure of investment strategies and products.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations –Key Performance Indicators – Operating Indicators”):

Net client cash flows represent sales either to new or existing clients, less redemptions. Our net client cash flows are driven primarily by the performance of our investment strategies, competitiveness of fee rates, the success of our marketing and client service efforts, and the state of the overall equity and fixed income markets, including appetite for risk. In addition, our net client cash flows reflect client-specific actions, such as portfolio rebalancing or decisions to change portfolio managers. Our net client cash outflows of $1.4 billion in the three months ended September 30, 2010, and $3.1 billion in the nine months ended September 30, 2010, included gross client cash outflows of $3.3 billion in the three months ended September 30, 2010, and $10.9 billion in the nine months ended September 30, 2010, which we believe reflected, among other factors, short-term underperformance in our International Equity strategies and specific individual client asset allocation decisions.

Industry commentators have recently identified several industry trends that may affect our client cash flows going forward, including: growing interest from U.S. institutions in cross-border investing across asset classes; growing interest in passive equity investments; and a move by certain corporate pension plans towards a liability-driven investment approach.

Continued appetite for cross-border investing across asset classes is constructive for many of our investment strategies, in particular, increased interest from U.S. institutions in Global Equity as an asset class. In light of expectations for further quantitative easing and the potential for continued weakness in the U.S. dollar, we expect increased interest in cross-border investing to continue. While we believe there remains a strong case for active investment management across many asset classes, sustained growth in the market share of passive investments is viewed as unfavorable for our business, as would a sustained move towards a liability-driven investment approach. The extent to which our strategies participate in activity resulting from these trends will depend upon a number of factors, including investment performance.

During the third quarter of 2010, the health of the global economy and sustainability of a recovery continued to be questioned. As a result, we believe that generally lower appetite for risk may dampen equity search activity in the fourth quarter of 2010. In addition, further underperformance in our International Equity strategies may negatively impact our net client cash flows.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations – General Overview – Assets under Management “AuM”):

During October 2010, we experienced an increase in gross client cash outflows. We expect net client cash outflows to be approximately $1.8 billion for the month of October, including $0.9 billion related to a full redemption by one of our international equity clients. We believe these outflows reflect specific individual client asset allocation decisions and short-term underperformance in our International Equity strategies, among other factors.

3.  We note your disclosure that a substantial portion of the investments comprising your AuM are denominated in currencies other than the US dollar. As a result, fluctuations between the US dollar and the currencies in which the AuM is denominated can materially affect the fair value of your AuM and the revenue you recognize. As such, please quantify the extent to which AuM, revenues and other areas of your results of operations have been impacted by foreign currency exchanges.  If the impact is immaterial, please disclose as such. For the instances in which foreign currency exchanges are materially impacting revenues and other aspects of your results of operations, please provide investors with an understanding as to which foreign currencies are causing the material impacts.  Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will provide, and in the Form 10-Q for the quarter ended September 30, 2010, we have provided, additional disclosure regarding the extent to which currency fluctuations have resulted in changes to the fair value of our assets under management.  We note for the Staff that in our Annual Report on Form 10-K, we quantified the impact of the fair value of our assets under management and total revenues and operating income if there was an increase or a decrease in the U.S. dollar by 10%.

Prior Disclosure (under Item.7. Management’s Discussion and Analysis of Financial Condition and Results of Operations –General Overview – Business”):

We are an asset management company that provides investment management services to institutional and mutual fund clients. We manage and advise proprietary funds, commingled institutional investment vehicles, institutional separate accounts and sub-advisory accounts. Our operations are based principally in the U.S.; however, our AuM are invested primarily outside of the U.S.

Prior Disclosure (under Item.7A. Quantitative and Qualitative Disclosures about Market Risk – Market Risk – Exchange Rate Risk”):

A substantial portion of the accounts that we advise, or sub-advise, hold investments that are denominated in currencies other than the U.S. dollar. These client portfolios may hold currency forwards or other derivative instruments. The fair value of these investments and instruments may be affected by movements in the rate of exchange between the U.S. dollar and the underlying foreign currency. Such movements in exchange rates affect the fair value of assets held in accounts we manage, thereby affecting the amount of revenue we earn. The fair value of the assets we manage was $56.0 billion as of December 31, 2009. The fair value of the AuM would decrease, with an increase in the value of the U.S. dollar, or increase, with a decrease in the value of the U.S. dollar. Excluding the impact of any hedging arrangements, a 10% increase or decrease in the value of the U.S. dollar would decrease or increase the fair value of the AuM by $4.2 billion, which would cause an annualized increase or decrease in Total revenues and other operating income of $26.7 million. As of December 31, 2009, approximately 75.3% of our AuM was denominated in currencies other than the U.S. dollar.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010(under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – General Overview”):

We are an asset management company that provides investment management services to institutional and mutual fund clients. We manage and advise proprietary funds; commingled institutional investment vehicles; institutional separate accounts; sub-advisory accounts; and the Consolidated Investment Products. Our operations are based principally in the U.S. However, our AuM are invested primarily outside of the U.S. and our clients are primarily U.S.-based. Our revenues are primarily billed in U.S. dollars and are computed on the U.S. dollar value of the investment assets we manage for clients. The U.S. dollar value of AuM fluctuates with changes in foreign currency exchange rates. As of September 30, 2010, 83% of our AuM were in currencies other than the U.S. dollar. Changes in foreign exchange currency rates may have a material impact on our revenues. Our AuM benefited from the weakening of the U.S. dollar in the third quarter of 2010.  Our expenses are primarily billed and paid in U.S. dollars and not significantly impacted by foreign exchange currency rates.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 3. Quantitative and Qualitative Disclosures About Market Risk – Exchange Rate Risk”):

A substantial portion of the accounts that we advise, or sub-advise, hold investments that are denominated in currencies other than the U.S. dollar. These client portfolios may hold currency forwards or other derivative instruments. The fair value of these investments and instruments are affected by movements in the rate of exchange between the U.S. dollar and the underlying foreign currency. Such movements in exchange rates affect the fair value of assets held in accounts we manage, thereby affecting the amount of revenue we earn. The fair value of the assets we manage was $53.9 billion as of September 30, 2010. The U.S. dollar fair value of AuM would decrease, with an increase in the value of the U.S. dollar, or increase, with a decrease in the value of the U.S. dollar. Our exposure to foreign currencies may change significantly on a daily basis, therefore, our average daily foreign currency exposure may be significantly different than at period end. A 10% increase or decrease in the value of the U.S. dollar would decrease or increase the fair value of the AuM by $5.4 billion, which would cause an annualized increase or decrease in Total revenues and other operating income of $28.1 million. As of September 30, 2010, approximately 83% of our AuM was in currencies other than the U.S. dollar.

Our AuM were predominantly denominated in foreign currencies as follows:

As of September 30, 2010
Euro	19%
British pound	14
Japanese yen	8
Chinese yuan renminbi	6
Canadian dollar	4
Other (representing approximately 40 currencies)	32
83%

The investments held as of September 30, 2010, were primarily denominated in U.S. dollars. The investments held in relation to the deferred compensation plan include Artio Global Funds whose underlying assets are primarily non-dollar denominated. The effect of a 10% change in exchange rates on such securities would not have a material effect on the financial statements.

4.  In future filings, please provide investors with a more comprehensive understanding of the specific factors contributing to the market appreciation/(depreciation) component of your AuM rollforwards presented on pages 49 and 50 for each period presented. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant investment strategies. It may be necessary to provide investors with a description of the underlying types of investments and assets for each of your strategies and how the inherit risks of those assets impacted the market movements. In this regard, we note the additional detail Richard Pell provided to analysts as part of his prepared remarks in addition to specific analyst questions during the conference call for the second quarter of fiscal year 2010 regarding the sectors and companies at the core of your international equity strategies. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  The Company acknowledges the Staff’s comment.  Extended periods of relative outperformance or under performance create opportunities or risks for the firm, especially in our International Equity strategies, which comprise 78% of the assets under management of the Company as of September 30, 2010. In future filings we will provide, to the extent significant, and in the Form 10-Q for the quarter ended September 30, 2010, we have provided, additional disclosure regarding the specific factors that contribute to the market appreciation/(depreciation) component of our assets under management.

Prior Disclosure:  The MSCI AC World ex USA Index experienced a 41.4% increase during 2009, declined 45.5% in 2008 and grew by 16.7% in 2007. In 2009, the gross performances of our International Equity I strategy trailed the index by 15.5% and our International Equity II strategy trailed the index by 15.3%. In 2008, the gross performances of our International Equity I strategy outperformed the index by 1.4% and our International Equity II strategy outperformed the index by 3.3%. In 2007, the gross performances of our International Equity I strategy outperformed the index by 1.8% and our International Equity II strategy outperformed the index by 1.6%.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Assets under Management (“AuM”):

The MSCI AC World ex USA Index increased 16.6% during the three months ended September 30, 2010, and increased by 19.7% during the three months ended September 30, 2009. In the three months ended September 30, 2010, the gross performances of our International Equity I strategy trailed the index by 1.4% and our International Equity II strategy trailed the index by 1.6%. Absolute returns for our International Equity strategies were strong for the third quarter of 2010, as all major international indices moved higher and the euro staged a solid recovery. The returns of our International Equity strategies trailed the index, due to the relative weightings of our positions compared to the MSCI AC World ex USA Index in the month of July. Our International Equity strategies’ positions were underweight in eurozone banks, which negatively impacted our International Equity strategies’ performance when the regions’ stress tests and release of new Basel III capital requirements were seen as positive signs for the banking industry. Our International Equity strategies’ positions in gold and gold mining stocks also negatively impacted our International Equity strategies’ performance given the drop in the price of gold during the month of July. Mounting pressure on the euro and Central and Eastern European currencies led the International Equity strategies to hedge a portion of their exposure earlier in the year.  The euro began to strengthen in July and the International Equity strategies reduced and ultimately closed out those hedges. This hedge activity negatively impacted performance for the month of July and third quarter relative performance.

The MSCI AC World ex USA Index increased 3.7% during the nine months ended September 30, 2010, and increased by 36.4% during the nine months ended September 30, 2009. In the nine months ended September 30, 2010, the gross performances of our International Equity I strategy trailed the index by 1.6% and our International Equity II strategy trailed the index by 2.1%. Absolute returns for our International Equity strategies and the index were more muted for the nine months ended September 30, 2010, as declines in the euro during the first half of the year, affected returns of international securities overall for U.S. dollar-based investors. Our International Equity strategies trailed the index over the nine months ended September 30, 2010, largely due to underweight positions in Japan in January, a market our International Equity strategies has long under-emphasized, and overweight positions in Russia in February, particularly within the financial sector when sovereign debt concerns impacted the region. Our International Equity strategies’ positions in July also had a negative impact on our relative performance for the nine months ended September 30, 2010, for the reasons discussed above related to the third quarter of 2010.

5. On page 52, we note your references to Levels 1, 2, and 3. With a view towards future disclosure, please describe the inputs that comprise these different levels.

The Company acknowledges the Staff’s comment.  In future filings we will provide additional disclosure regarding the inputs that define Level 1, 2 and 3 securities.

Prior Disclosure: The table below shows the composition of the investments in securities of the proprietary funds and institutional commingled funds by Levels 1, 2, and 3 as of December 31, 2008 and 2009. [Table omitted.]

Proposed Revised Disclosure for Future Filings:

Our mutual funds and commingled investment vehicles report their assets at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”).  (We will continue to include in our future filings the Prior Disclosure in question 5 above).

We will also include information relating to the inputs to our valuation in our Annual Report on Form 10-K. We expect this disclosure to be substantially similar to disclosure in the financial statements of the mutual funds advised by our subsidiary, Artio Global Management LLC, and appropriately tailored to the Company, which is as follows:

“Each Fund’s assets for which market quotations are readily available are valued at fair market value on the basis of quotations furnished by a pricing service or provided by securities dealers. Equity investments are generally valued using the last sale price or official closing price taken from the primary market in which each security trades, or if no sales occurred during the day, at the mean of the current quoted bid and asked prices. Fixed income securities are generally valued using prices provided directly by  independent third party services or provided directly from one or more broker-dealers or market makers, each in accordance with valuation procedures (“Valuation Procedures”) approved by the Global Equity Fund Board of Director’s, and the Trusts’ Board of Trustees (each a “Board” and collectively, “the Boards”), as applicable.

The pricing services may use valuation models or matrix pricing, which considers yield or price with respect to comparable bonds, quotations from bond dealers or by reference to other securities that are considered comparable in such characteristics as rating, interest rate and maturity date, to determine current value. Assets and liabilities initially expressed in foreign currency values will be converted into U.S. dollar values. Short-term dollar-denominated investments that mature in 60 days or less are valued on the basis of amortized cost. To the extent each Fund invests in other open-end funds, the Fund will calculate its NAV based upon the NAV of the underlying funds in which it invests. The prospectuses of these underlying funds explain the circumstances under which they will use fair value pricing and the effects of such fair value pricing.

When market quotations or exchange rates are not readily available, or if the adviser believes that such market quotations do not accurately reflect fair value, the fair value of a Fund’s assets are determined in good faith in accordance with the Valuation Procedures. For options, swaps and warrants, a fair value price may be determined using an industry accepted modeling tool. In addition, the Adviser, through its pricing committee may determine the fair value price based upon multiple factors as set forth in the Valuation Procedures approved by the Boards. The closing prices of domestic or foreign securities may not reflect their market values at the time the Funds calculate their respective NAVs if an event that materially affects the value of those securities has occurred since the closing prices were established on the domestic or foreign exchange market, but before the Funds’ NAV calculations. Under certain conditions, the Boards have approved an independent pricing service to fair value foreign securities. Fair value pricing may cause the value of the security on the books of the Funds to be different from the closing value on the non-U.S. exchange and may affect the calculation of a Funds’ NAV. Certain Funds may fair value securities in other situations, for example, when a particular foreign market is closed but the Fund is open.”

  Revenues and Other Operating Income, page 54

6.  We note your references to clawback provisions on page 54.  Please discuss in future filings the nature and terms of these clawback provisions.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will provide, and in the Form 10-Q for the quarter ended September 30, 2010, we have provided, additional disclosure regarding the nature and terms of contractual provisions for the clawback of management fees.  We note for the Staff that the clawback provision referred to on page 54, expired in June of 2009.  The firm evaluates clawbacks on management fees in accordance with the applicable contract terms.  We note for the Staff that the firm reviewed the clawback that expired in June of 2009 as of December 31, 2009 (in accordance with the contract terms), resulting in the noted disclosure in our Annual Report on Form 10-K.

Prior Disclosure:  Performance fees may be subject to clawback provisions as a result of performance declines. If such declines occur, the performance fee clawback provisions are recognized when the amount is probable and estimable.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenues and Other Operating Income):

In one account, performance fees are paid annually and were subject to a clawback provision that was evaluated cumulatively at the end of each year over a span of three years ending in 2009. As a result, performance fees were subject to clawback provisions due to performance declines in later periods. As such declines occurred, the performance fee clawback provisions were recognized when the amount was probable and estimable. The clawback provision is no longer in effect as of September 30, 2010.

  Item 9A(T). Controls and Procedures, page 86

7.      We note that the conclusion regarding the effectiveness of your disclosure controls and procedures is limited to “material information required to be disclosed in our periodic reports filed with the SEC”. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Response:  The Company acknowledges the Staff’s comment.  We confirm that the conclusions regarding the effectiveness of our disclosure controls were intended to speak to the regulatory definition of “disclosure controls and procedures”, without reference to “material” information.  We confirm that management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures for the quarters ended March 31, 2010, and June 30, 2010, should be read without inclusion of the word “material”.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 4. Controls and Procedures”):

Based on this evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to information required to be disclosed in our periodic reports filed with the SEC.

Signatures, page 89

8.      Form 10-K requires that the report be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. It does not appear that your principal financial officer or your principal accounting officer have signed the Form10-K in those capacities. Rather, your Chief Financial Officer has signed on behalf of the registrant in the first portion of the signature page. Please ensure in future filings that your principal financial officer and your controller or principal accounting officer also sign in those capacities.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will identify, and in the Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, we have identified, that Mr. Harte is our Chief Financial Officer, as well as our Principal Financial and Accounting Officer.

Previous Signature Block:  Francis Harte, Chief Financial Officer.

Revised Signature Block Included in Report on Form 10-Q for Quarter Ended September 30, 2010:

Francis Harte, Chief Financial Officer (Principal Financial and Accounting Officer).

Exhibits 31.1 and 31.2

9.      Please ensure in future filings that the wording of your certifications is consistent with the wording required by Item 601(b)(31) of Regulation S-K. For example, we note that in your paragraph 4(c), you omitted the phrase “(the registrant's fourth fiscal quarter in the case of an annual report).”

Response:  The Company acknowledges the Staff’s comment.  In future filings we will ensure that the wordings of the certificates signed by our Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer) conform in every respect to the requirements of Item 601(b)(31) of Regulation S-K.  For the Staff’s reference, we are not currently subject to Item 404 of Regulation S-K and as such we do not include paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  We will, however, include such language in our Report on Form 10-K for the period ended December 31, 2010.

Prior Disclosure:

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010:

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A

Proposal 1 - Election of Class I Director, page 7, Directors and Executive Officers, page 8

10.     We note your discussion of Mr. Duane Kullberg’s business experience from 1978 to1989. However, you do not reference Mr. Kullberg’s business experience during the past five years. Please ensure in future filings that you describe the business experience during the past five years of each director, executive officer, and person nominated or chosen to become a director or executive officer. Refer to Item 401(e) of Regulation S-K.

11.     Please ensure in future filings that you specifically define the terms each director and executive officer held in the positions you identify. In this regard, we note Richard Pell’s employment with Mitchell Hutchins Institutional Investors beginning in 1988; Tony Williams’ prior service as a board member; Adam Spilka’s employment as Senior Vice President, Counsel and Assistant Secretary of AllianceBernstein beginning in 2002; and Francis Ledwidge’s work at Eddystone, LLC.

10.  and 11.  Responses:  The Company acknowledges the Staff’s comments.  In future filings we will describe the past five years of business experience of each director, executive officer and person nominated or chosen to become a director or officer of the Company.  In addition, we will define the terms each director and executive officer held the positions described.

Compensation Discussion and Analysis, page 17
Use of Comparative Compensation Data, page 18

12.    We note the disclosure in this section regarding your use of the comparative survey results. However, this disclosure does not appear to reconcile with your disclosure under “Risks Related to Compensation Policies” on page 23. In particular, it appears from the disclosure on page 23 that you specifically benchmark your compensation. With a view towards future disclosure, please explain with greater specificity how you benchmark individual components of compensation and total compensation.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will explain with greater specificity the extent to which, and how, we benchmark individual components of compensation as well as total compensation.

Risks Related to Compensation Policies, page 23

13.     We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:  The Company acknowledges the Staff’s comment.  The process we used to reach the conclusions set forth in the 2009-2010 Proxy Statement commenced with those responsible for compensation internally, including the Human Resources Committee and the Management Committee, meeting on several occasions and preparing formal recommendations to the Compensation Committee.  Management discussed these recommendations and supporting analysis with the Compensation Committee and its Chair in multiple meetings and phone calls, before the Compensation Committee formally approved the CD&A and issued their report.

Executive Compensation, page 25
Employment Agreements, page 29

14.    With a view towards future disclosure, please explain how you determined the base salary and bonus amounts included in your employment agreements. To the extent you relied on benchmarking, please explain the benchmarks and where actual compensation falls relative to the benchmark and relative to the minimum amounts provided for in the employment agreements.  Additionally, please explain any factors you consider in awarding amounts greater than the minimum provided for in the employment agreements.

Response:  The Company acknowledges the Staff’s comment.  The Employment Agreements with our Principals are the product of discussions between the Principals, their counsel, and representatives of our former sole stockholder prior to our initial public offering.  The base salary and bonus amounts were not set by benchmarking, but rather were the product of an arms-length negotiation between those parties, each of which were reviewing employment agreements and compensation levels from peer companies, with a particular focus on peer companies with similar levels of assets under management. (Mr. Pell’s roles as Chairman and Chief Executive Officer were deemed to be less relevant than his role as Chief Investment Officer.)  This process was less formal than the current process instituted by our Compensation Committee.

As noted in our 2009-2010 Proxy Statement, our Compensation Committee operated for approximately only the last quarter of 2009.  They elected to award each Principal his pro rata portion of the 2009 target annual minimum; thus the Principals did not receive amounts greater than the minimum provided for in the Principals’ employment agreements.  In future filings we will explain in greater detail the factors used by the Compensation Committee in granting awards under the Principals’ employment agreements relative to the target minimum amounts provided for in those agreements.

Certain Relationships and Related Party Transactions, page 32

15.     Please clarify in future filings whether your policy is in writing and, if not, how such policy is evidenced. Refer to Item 404(b)(iv) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  Our related party transaction policy is in writing and available on the Company’s website.  In future filings we will disclose that it is a written policy in this section.  We note for the Staff that reference to the written policy was under “Website Access to Corporate Governance Documents” on page 13 of our Proxy Statement on Schedule 14A filed March 26, 2010.

Prior Disclosure: In September 2009, our Board adopted a “Related Person Transaction Policy” pursuant to which the Nominating and Corporate Governance Committee of our Board must approve and ratify any related person transaction.

Proposed Revised Disclosure for Future Filings:  In September 2009, our Board adopted a written policy, the “Related Person Transaction Policy” pursuant to which the Nominating and Corporate Governance Committee of our Board must approve and ratify any related person transaction.  A copy of the Related Person Transaction Policy is available free of charge on the Company’s website at www.ir.artioglobal.com.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Note 7. Share-Based Payments, page 12

16.     Please confirm to us and clarify your disclosure in future filings to clarify that the dividend equivalents declared for your unvested RSUs are forfeitable in the event the service requirement for the related RSUs are not met. Please provide investors with an understanding as to what the dividend equivalent represents (i.e., additional RSUs granted, a change in the conversion ratio, etc.). If the holders of your unvested RSUs have nonforfeitable rights to the dividend equivalents, please tell us your consideration of the guidance in ASC 260-10-45-61A - 260-10-45-68B (FSP EITF 03-6-1) with regards to basic EPS and compensation expense.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will clarify that dividend equivalents declared on unvested restricted stock units are forfeitable on the same terms that the underlying restricted stock units are forfeitable.  We will further clarify that such dividend equivalents are in the form of additional restricted stock units.  Thus, the guidance of ASC 260-10-45-61A - 260-10-45-68B is not applicable.

Prior Disclosure:  A summary of restricted stock unit (“RSU”) activity for the six months ended June 30, 2010, follows.

During the six months ended June 30, 2010, we made grants of an aggregate 232,983 RSUs to certain officers and employees. The granted RSUs vest pro rata, on an annual basis over a three-year period from the date of the grant.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Notes to Consolidated Financial Statements, Note 8. Share Based Payments”):

A summary of restricted stock unit (“RSU”) activity under the Artio Global Investors Inc. 2009 Stock Incentive Plan (the “Plan”) for the nine months ended September 30, 2010, follows. [Table omitted.]

During the nine months ended September 30, 2010, we made grants of an aggregate 232,983 RSUs to certain officers and employees. The granted RSUs vest pro rata, on an annual basis over a three-year period from the date of the grant.

Under the Plan, holders of RSUs are entitled to RSU dividend equivalents in the form of additional RSUs, which are determined by, and equivalent to, dividends declared and paid on Investors’ common stock during the period. The RSU dividend equivalents vest at the same time and on the same basis as the underlying RSUs to which they relate, and accordingly, are forfeitable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) page 16

Liquidity and Capital Resources, page 30
Deferred Taxes, page 31

17.     We note that your deferred tax assets significantly increased during the second quarter of fiscal year 2010, as the Principals exchanged a significant number of New Class A Units for an equivalent number of your Class A common stock. Consequently, we also note that the liability for the amount due under the tax receivable agreement also significantly increased. In future filings beginning with your third quarter of fiscal year 2010 Form 10-Q, please provide investors with an understanding as to how you determined your deferred tax assets are realizable. Specifically, please disclose the amount of annual taxable income you will need to generate over the next 15 years to realize these deferred tax assets. Please refer to your disclosure on page 60 of your 2009 Form 10-K for guidance. In addition, please provide investors with an understanding as to amount of deferred tax assets you expect to realize in your fiscal year 2009 income taxes and your fiscal year 2010 income taxes. In this regard, we assume that you have made a reasonable estimate of these amounts for purposes of assessing the realizability of your deferred tax assets and to also gauge the amount you will need to pay to your Principals under the tax Regulation S-X, Item 303(A)(1) of Regulation S-K, and Sections 501.13 and 501.14 of the Financial Reporting Codification for guidance.

Response:  The Company acknowledges the Staff’s comment.  In future filings we will provide, and in the Form 10-Q for the quarter ended September 30, 2010, we have provided, additional disclosure regarding the calculation of deferred tax assets, including the amount of annual taxable income we will need to generate over the next 15 years to realize the deferred tax assets.

Prior Disclosure:  The majority of our deferred tax assets are recoverable over a 15-year period and will depend on our ability to generate sufficient taxable income. Based on an analysis of our deferred tax assets, as of June 30, 2010, there will be sufficient annual taxable income to realize these deferred tax assets. In addition, as we have historically generated taxable income, we believe that it is more likely than not that the deferred tax asset will be recovered and, therefore, no valuation allowance is necessary.

Revised Disclosure Included in Report on Form 10-Q for Quarter Ended September 30, 2010 (under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources):

The majority of our deferred tax assets are recoverable over a 15-year period and recovery will depend on our ability to generate sufficient taxable income. As of September 30, 2010, $197.0 million of our deferred tax assets, related to the step-up in tax basis resulting from the exchanges of New Class A Units, will require annual taxable income of $32.8 million (at an estimated effective tax rate of 40%) to be recovered in full. Based on several factors, including historical taxable income and current levels of AuM, we believe that it is more likely than not that there will be sufficient annual taxable income to realize the deferred tax asset and, therefore, no valuation allowance is necessary. We realized $0.4 million of the deferred tax asset in our 2009 income tax returns and expect to realize approximately $5.7 million of the deferred tax asset in our 2010 income tax returns.

The tax benefits arising from the step-up in tax basis will be shared between us and the Principals under a tax receivable agreement (see Notes to Consolidated Financial Statements, Note 9. Income Taxes: Tax Receivable Agreement). If we are unable to utilize all of the tax benefits from the step-up in tax basis, 85% of the unused amount, representing the Principals’ portion of such benefits, will reduce the amounts payable to them, which are classified as Due under tax receivable agreement on our Consolidated Statement of Financial Position, and the remaining 15% will be charged to Income taxes on our Consolidated Statement of Operations.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call Mr. Harte at 212-297-3644 or by facsimile at 212-682-5524, or Mr. Spilka at 212-297-3675 or by facsimile at 212-972-0601.

Sincerely,

/s/ Frank Harte	/s/ Adam Spilka
Chief Financial Officer	General Counsel and Corporate Secretary
Artio Global Investors Inc.	Artio Global Investors Inc.

cc: Terence O’Brien, U.S. Securities and Exchange Commission
cc: Al Pavot, U.S. Securities and Exchange Commission
cc: Jessica Dickerson, U.S. Securities and Exchange Commission
cc: Andrew Schoeffler, U.S. Securities and Exchange Commission